UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NUTRASTAR INTERNATIONAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67060M 107

(CUSIP Number)

Erick Richardson, Esq.

Richardson & Patel LLP

10900 Wilshire Boulevard, Suite 500

Los Angeles, California 90024

(310) 208-1182

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 67060M 107

1	NAME OF Reporting Person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ARC China Investment Funds, a limited liability company incorporated under the laws of the Grand Duchy of Luxembourg; IRS identification number: n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,060,817
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		N/A

	9	SOLE DISPOSITIVE POWER

		1,060,817

	10	SHARED DISPOSITIVE POWER

		N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting Person

1,060,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14	TYPE OF Reporting Person*

CO

*SEE INSTRUCTIONS.

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CUSIP No. 67060M 107

1	NAME OF Reporting Person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ARC China Ltd., an exempted company incorporated in the Cayman Islands with limited liability; IRS identification number: n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(c) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,060,817
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		N/A

	9	SOLE DISPOSITIVE POWER

		1,060,817

	10	SHARED DISPOSITIVE POWER

		N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting Person

1,060,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14	TYPE OF Reporting Person*

CO

*SEE INSTRUCTIONS.

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Item 1          Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Nutrastar International, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 7/F Jinhua Mansion, 41 Hanguang Street, Nangang District, Harbin 150080, People’s Republic of China.

Item 2          Identity and Background

This Schedule 13D is being filed on behalf of (i) ARC China Investment Funds, with a registered business address at 20, Boulevard Emmanuel Servais, L-2535 Luxembourg, Grand Duchy of Luxembourg, and (ii) ARC China Ltd., an exempted company incorporated in the Cayman Islands with limited liability, with a registered office of c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9005, Cayman Islands (collectively, the “Reporting Persons”). ARC China, Ltd. serves as the investment manager for ARC China Investment Funds. By virtue of the arrangement between ARC China, Ltd. and ARC China Investment Funds, ARC China, Ltd. may be deemed to beneficially own the shares of the Company directly held by ARC China Investment Funds. Investment decisions concerning securities held directly by ARC China Investment Funds are made by ARC China, Ltd. and its investment professionals, subject to review and approval by the board of directors of ARC China Investment Funds.

During the past five years, neither of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3          Source and Amount of Funds or Other Considerations

On June 7, 2010, ARC China Investment Funds acquired 96,289 units of the Company by purchasing these units for USD $2,750,014 with its own cash, in a private placement financing of the Company. Each unit consisted of one (1) share of Series A Convertible Preferred Stock, and a warrant for the purchase of five (5) shares of common stock of the Company with an exercise price of $3.40 per share. Under the Company’s charter, each one (1) share of Series A Convertible Preferred Stock is convertible into ten (10) shares of Company common stock. As a result, in the foregoing transaction ARC China Investment Funds acquired securities that entitle the Reporting Persons to acquire up to 1,444,335 shares of common stock of the Company. The source of the funds was cash from ARC China Investment Funds. No part of the above referenced consideration was borrowed or otherwise obtained for the purpose of trading or voting the securities. The securities were acquired for investment purposes (including the acquisition and holding of the securities and the common stock underlying the securities). In addition to the foregoing, on or around such date the Reporting Persons held 10,000 shares of common stock, for total beneficial holdings of 1,454,335 shares of common stock.

During 2011 and through the date of this statement, in a series of open market transactions, the Reporting Persons sold shares of common stock directly held, and converted and sold shares underlying Convertible Preferred Stock. As a result of these sales, the Reporting Persons beneficially hold 1,060,817 shares of common stock of the Company.

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Item 4          Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Shares for investment purposes.

As of the date of the transaction, the Reporting Persons did not have any plan or proposal:

(i)	to acquire additional securities of the Company or to dispose of securities of the Company, although he may do either of these in the future;

(ii)	that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(iii)	that would result in the sale or transfer of a material amount of assets of the Company;

(iv)	that would change the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	that would result in any material change in the present capitalization or dividend policy of the Company;

(vi)	that would result in any other material change in the Company’s business or corporate structure;

(vii)	that would result in any change in the Company’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Company;

(viii)	that would cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	that would cause a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	that would result in any action similar to those enumerated above.

Item 5          Interest in Securities of the Company

(a)          The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Reporting Persons can be found in rows 11 and 13 of each of the cover pages to this Schedule 13D (the “Cover Pages”), which are hereby incorporated by reference.

(b)          The powers that Reporting Persons have with respect to the shares discussed herein are reflected in rows 7 through 10 of the Cover Pages, which are hereby incorporated by reference.

(c)          All transactions in the class of securities reported on that were effected by Reporting Persons during the past 60 days are discussed in Item 3 herein.

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(d)          Not applicable.

(e)          Not applicable.

Item 6          Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 herein is hereby incorporated by reference. To the best knowledge of Reporting Persons, there are no other reportable contracts, arrangements, understandings, or relationships between the Reporting Persons and any other individual with respect to the Company’s securities.

Item 7          Materials to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	ARC China Investment Funds

/s/ Franklin Craig
Franklin Craig
Director

ARC China, Ltd.

/s/ Adam Roseman
Adam Roseman
Director

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